Registration No. 333-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
_____

WPS Resources Corporation	**Wisconsin Public Service Corporation**
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Wisconsin	39-1775292	Wisconsin	39-1715160
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

700 North Adams Street
P. O. Box 19001
Green Bay, Wisconsin 54307-9001
(Address of principal executive offices)

WPS Resources Corporation Deferred Compensation Plan
(Full title of the plan)

Larry L. Weyers	Copy to:
Chairman, President, and Chief Executive Officer	
WPS Resources Corporation	Russell E. Ryba
Chairman and Chief Executive Officer	Foley & Lardner LLP
Wisconsin Public Service Corporation	777 East Wisconsin Avenue
700 North Adams Street	Milwaukee, Wisconsin 53202-5367
P. O. Box 19001	(414) 297-5668
Green Bay, Wisconsin 54307-9001	
(920) 433-1727	
(Name and address, and telephone number, including area code, of agent for service)	

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered [1]	Proposed Maximum Offering Price Per Unit [2]	Proposed Maximum Aggregate Offering Price [2]	Amount of Registration Fee
Common Stock	448,000	$57.7250	$25,860,800	$3,043.82
Common Stock Purchase Rights	448,000	(3)	(3)	(3)

(1) Pursuant to Rule 416 under the Securities Act of 1933, in the event of a stock split, stock dividend, or similar transaction involving the Common Stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares.

(2) Estimated, pursuant to and in accordance with Rule 457(c), solely for the purpose of computing the registration fee based on the average of the low and high prices as reported on the New York Stock Exchange on August 23, 2005, which date was within five business days of the date of this filing.

(3) The Common Stock Purchase Rights are attached to and traded with the shares of Common Stock being registered. The value attributable to the Common Stock Purchase Rights, if any, is reflected in the value attributable to the Common Stock.

The Prospectus related to this Registration Statement is a combined Prospectus pursuant to Rule 429 and relates to Registration Nos. 033-65167-01, 333-63101, 333-71990 and 333-71992.

STATEMENT PURSUANT TO GENERAL INSTRUCTION E TO FORM S-8

On October 22, 2001, WPS Resources Corporation, a Wisconsin corporation ("WPS Resources"), and Wisconsin Public Service Corporation, a Wisconsin corporation ("Wisconsin Public Service"), filed a Registration Statement on Form S-8 (File No. 333-71990) to register 62,000 shares of common stock of WPS Resources, par value $1.00 per share (the "Common Stock"), issuable under the WPS Resources Corporation Deferred Compensation Plan, as amended (the "Deferred Plan"), and $5,300,000 deferred compensation obligations. On October 22, 2001, WPS Resources filed a Registration Statement on Form S-8 (File No. 333-71992) to register 30,000 shares of Common Stock issuable under the WPS Resources Corporation Non-Employee Director Deferred Compensation and Deferred Stock Unit Plan, which plan was merged into the Deferred Plan, and $1,000,000 deferred compensation obligations. In addition, with respect to the Deferred Plan, WPS Resources and Wisconsin Public Service filed a Registration Statement on Form S-8 (File No. 333-63101) on September 9, 1998 to register 180,000 shares of Common Stock issuable under the Deferred Plan and $10,450,000 deferred compensation obligations and a Registration Statement on Form S-8 (File No. 033-65167-01) on December 19, 1995 to register 30,000 shares of Common Stock issuable under the Deferred Plan, $5,890,000 deferred compensation obligations and, pursuant to Rule 416(c) of the Securities Act of 1933, an indeterminate amount of interests in the Deferred Plan.

The Board of Directors of WPS Resources and the shareholders of WPS Resources approved an amendment and restatement of the Deferred Plan, which increased the number of shares of Common Stock available for future grants. The purpose of this Registration Statement is to register 448,000 additional shares of Common Stock issuable under the Deferred Plan.

Pursuant to General Instruction E of Form S-8, the contents of WPS Resource's and Wisconsin Public Service's Registration Statement on Form S-8 (Reg. No. 333-71990) including the documents incorporated by reference therein, and the contents of WPS Resources' Registration Statement on Form S-8 (Reg. No. 333-71992), including the documents incorporated by reference therein, are incorporated by reference into this Registration Statement.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document or documents containing the information specified in Part I are not required to be filed with the Securities and Exchange Commission as part of this Form S-8 Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 8.   <u>EXHIBITS</u>.

        The following exhibits have been filed (except where otherwise indicated) as part of this Registration Statement:

<u>Exhibit No.</u>	<u>Exhibit</u>
4	WPS Resources Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to Annual Report on Form 10-K for the period ended December 31, 2005, filed March 9, 2005 [File No. 1-11337]).
5	Opinion of Foley & Lardner LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Foley & Lardner LLP (contained in Exhibit 5).
24	Powers of Attorney (certain filed herewith and others contained in the signature pages hereto).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrants certify that they have reasonable grounds to believe that they meet all of the requirements for filing on Form S-8 and have duly caused this Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, and State of Wisconsin, on this 26th day of August, 2005.

WPS RESOURCES CORPORATION   **WISCONSIN PUBLIC SERVICE CORPORATION**

By: /s/ Larry L. Weyers   By: /s/ Larry L. Weyers
      Larry L. Weyers   Larry L. Weyers
      Chairman, President and   *Chairman and*
      Chief Executive Officer   *Chief Executive Officer*

Pursuant to the requirements of the Securities Act of 1933, this the Registration Statement has been signed by the following persons on behalf of each of the Registrants and in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf, and each of them individually, his or her attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Name	Capacity	Date
/s/ Larry L. Weyers Larry L. Weyers	Chairman, President, Chief Executive Officer (Principal Executive Officer) and Director	August 26, 2005
/s/ Joseph P. O'Leary Joseph P. O'Leary	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 26, 2005

/s/ Diane L. Ford		
Diane L. Ford	Vice President - Controller and Chief Accounting Officer (Principal Accounting Officer)	August 26, 2005
Albert J. Budney, Jr.*	Director	August 26, 2005
Richard A. Bemis*	Director	August 26, 2005
Ellen Carnahan*	Director	August 26, 2005
Robert C. Gallagher*	Director	August 26, 2005
Kathryn M. Hasselblad-Pascale*	Director	August 26, 2005
James L. Kemerling*	Director	August 26, 2005
John C. Meng*	Director	August 26, 2005
William F. Protz, Jr.*	Director	August 26, 2005
*By: /s/ L. L. Weyers L. L. Weyers	Attorney-in-Fact	August 26, 2005

* Each of the above signatures is affixed as of August 26, 2005. Respective Powers of Attorney are filed herewith.

EXHIBIT INDEX

Form S-8 Registration Statement for
WPS Resources Corporation Deferred Compensation Plan

Exhibit No.	Exhibit
4	WPS Resources Corporation Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 to Annual Report on Form 10-K for the period ended December 31, 2004, filed March 9, 2005 [File No. 1-11337]).
5	Opinion of Foley & Lardner LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Foley & Lardner LLP (contained in Exhibit 5).
24	Powers of Attorney (certain filed herewith and others contained in the signature pages hereto).



Exhibit 5

FOLEY & LARDNER LLP
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

August 26, 2005

CLIENT/MATTER NUMBER
083697-0101

WPS Resources Corporation
Wisconsin Public Service Corporation
700 North Adams Street
Green Bay, WI 54307-9001

Ladies and Gentlemen:

        We have acted as counsel for WPS Resources Corporation ("Resources") and Wisconsin Public Service Corporation ("WPSC"), both Wisconsin corporations, in connection with the preparation of a Registration Statement on Form S-8 (the "Registration Statement") to be filed by Resources and WPSC with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to an aggregate of 448,000 shares of Resources' Common Stock, par value $1.00 per share (the "Common Stock"), with attached common stock purchase rights ("Rights") that may be issued pursuant to the WPS Resources Corporation Deferred Compensation Plan, as amended and restated (the "Plan"). The Common Stock with attached Rights is sometimes referred to herein collectively as the "Securities". The terms of the Rights are as set forth in that certain Rights Agreement, dated as of December 12, 1996, as amended, by and between Resources and American Stock Transfer & Trust Company as successor rights agent to U.S. Bank National Association and Firstar Trust Company (the "Rights Agreement").

        In connection with our representation, we have examined: (a) the Plan; (b) the Registration Statement; (c) the Restated Articles of Incorporation and Bylaws of Resources, as amended to date; (d) resolutions of the Board of Directors of Resources relating to the Plan; (e) the Rights Agreement; and (f) such other documents and records as we have deemed necessary to enable us to render this opinion. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates, and instruments submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have, among other things, relied upon certificates of public officials and, as to various factual matters, certificates of officers of Resources and WPSC.

BOSTON   JACKSONVILLE   NEW YORK   SAN DIEGO/DEL MAR   TAMPA
BRUSSELS   LOS ANGELES   ORLANDO   SAN FRANCISCO   TOKYO   001.1861601.1
CHICAGO   MADISON   SACRAMENTO   SILICON VALLEY   WASHINGTON, D.C.
DETROIT   MILWAUKEE   SAN DIEGO   TALLAHASSEE   WEST PALM BEACH

▪FOLEY

Based upon and subject to the foregoing, and assuming that (a) the Registration Statement and any amendments thereto (including post-effective amendments) will have become effective and comply with all applicable laws; (b) the Registration Statement will be effective and will comply with all applicable laws at the time the Securities are offered or issued as contemplated by the Registration Statement; and (c) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement, we are of the opinion that:

1. Resources and WPSC are each corporations validly existing under the laws of the State of Wisconsin.

2. The shares of Common Stock covered by the Registration Statement, when issued and paid for pursuant to the terms and conditions of the Plan, and as contemplated in the Registration Statement, will be validly issued, fully paid and nonassessable, except with respect to wage claims of, or other debts owing to, employees of Resources for services performed, but not exceeding six months' service in any one case, as provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law.

3. The Rights attached to the shares of Common Stock when issued pursuant to the terms of the Rights Agreement will be validly issued.

We consent to the use of this opinion as an exhibit to the Registration Statement and the references to our firm therein. In giving our consent, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

/s/ Foley & Lardner LLP

FOLEY & LARDNER LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 9, 2005 (August 24, 2005, as to the effects of the reclassifications described in Note 4 to the consolidated financial statements), relating to the financial statements and financial statement schedules of WPS Resources Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting principles) appearing in the Current Report on Form 8-K under the Securities Exchange Act of 1934 of WPS Resources Corporation dated August 24, 2005. We also consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 9, 2005 relating to management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of WPS Resources Corporation for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
August 24, 2005

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of August , 2005.

/s/ R. A. Bemis
Richard A. Bemis
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of August , 2005.

/s/ Albert Budney, Jr.
Albert Budney, Jr.
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of August , 2005.

/s/ Ellen Carnahan
Ellen Carnahan
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this __1st__ day of __August__, 2005.

/s/ Robert C. Gallagher
Robert C. Gallagher
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of
 August , 2005.

/s/ Kathryn M. Hasselblad-Pascale
Kathryn M. Hasselblad-Pascale
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of August , 2005.

/s/ James L. Kemerling
James L. Kemerling
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of
 August , 2005.

/s/ J. C. Meng
John C. Meng
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this __1st__ day of __August__, 2005.

/s/ Wm. Protz, Jr.
William F. Protz, Jr.
Director

EXHIBIT 24

POWER OF ATTORNEY

WHEREAS, WPS RESOURCES CORPORATION, a Wisconsin corporation (hereinafter referred to as "WPSR") will file with the Securities and Exchange Commission, under the provisions of the Securities Exchange Act of 1934, Form S-8 Registration Statement for the WPS Resources Corporation Deferred Compensation Plan and

WHEREAS, the undersigned is a Director of WPSR;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments to said statements, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 1st day of August , 2005.

/s/ Larry L. Weyers
Larry L. Weyers
Director